Filed Pursuant to Rule 424(b)(3)

Registration No. 333-220302

Prospectus Supplement No. 2

(to Prospectus dated March 1, 2018)

GIGGLES N’ HUGS, INC.

SUBSCRIPTION RIGHTS TO PURCHASE UP TO 300,000,000 UNITS

CONSISTING OF UP TO 300,000,000 SHARES OF COMMON STOCK

AND WARRANTS TO PURCHASE UP TO 210,000,000 SHARES OF COMMON STOCK

This prospectus supplement no. 2 supplements the prospectus dated March 1, 2018 and supplement no. 1 dated March 8. 2018 (collectively, the “Prospectus”), which form a part of our Registration Statement on Form S-1 (Registration No. 333-220302), relating to the distribution of non-transferable subscription rights to purchase up to an aggregate of 300,000,000 units.

We are filing this prospectus supplement to correct typographical errors and correct the information included in the Prospectus. The corrected information is underlined in the excerpt below:

●	Page 26, The Rights Offering- Basic Subscription Rights: You will receive two basic subscription rights for every share of common stock owned at 5:00 p.m., Eastern Time, on February 27, 2018, the record date of the rights offering. Each basic subscription right will entitle you to purchase one unit, at the subscription price per unit equal to $0.03. Each unit consists of one share of common stock and 0.70 of a warrant. Each whole warrant will be exercisable for one share of our common stock. For example, if you owned 100 shares of common stock as of the record date, you will receive 200 subscription rights and will have the right to purchase 200 units consisting of 200 shares of common stock and warrants to purchase 140 additional share of our common stock. You may exercise all or a portion of your basic subscription rights or you may choose not to exercise any basic subscription rights at all. Subject to proration, if applicable, we will seek to honor your basic subscription request in full. In the event that holders exercise subscription rights in excess of $5 million of units (not including the over-subscription privilege), the amount subscribed for by each person will be proportionally reduced, based on the amount subscribed for by each person (not including any Over-Subscription Privilege subscribed for). See “The Rights Offering — Limitation on the Purchase of Units” for a description of certain limitations on purchase.

This prospectus supplement no. 2 should be read in conjunction with the Prospectus thereto and may not be delivered or utilized without the prospectus. To the extent there is a discrepancy between the information contained in this prospectus supplement no. 2 and the information in the Prospectus, the information contained herein supersedes and replaces such conflicting information.

The exercise of subscription rights for shares of our units involves a high degree of risk. See “Risk Factors” beginning on page 14 of the prospectus as well as the risk factors and other information in any documents we incorporate by reference into the prospectus to read about important factors you should consider before exercising your subscription rights.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 8, 2018.